PURE GOLD
MINERALS INC. T.PUG

02049280

Fax:	**1-202-942-9624**
To:	**Securities & Exchange Commission – Washington, D.C.**
Attention:	**Compliance**
From:	**Debra Watkins**
Re:	**Pure Gold News Release**

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

dlw 8/21

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

August 13, 2002 *TSX SYMBOL: PUG*

COMPANY UPDATE

Pure Gold Minerals Inc. (the "Company") is repricing its outstanding common share purchase warrants to purchase an aggregate of 6,000,000 common shares (the "Warrants"), originally issued on February 6, 2002. Each Warrant is currently exercisable for one common share at a price of $0.20 per share until February 6, 2004.

The Company has received regulatory approval to reduce the exercise price of the Warrants to $0.095 per common share. All of the Warrants are held by parties at arm's length to the Company. The repricing will be effective for exercises on or after August 23, 2002.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca